UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-39173

NovaBridge Biosciences

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Management Change

On October 28, 2026, NovaBridge Biosciences (the “Company”) announced the appointment of Charles “Chuck” Silberstein, M.D., M.B.A., CFA as the Company’s Chief Financial Officer, effective November 2, 2026. Dr. Silberstein succeeds Ming (Kyler) Lei, who tendered his resignation as the Company’s Chief Financial Officer, effective October 30, 2026. Mr. Lei’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Company expresses its appreciation to Mr. Lei for his services rendered to the Company during his tenure as Chief Financial Officer.

Dr. Silberstein served as Co-Founder and Chief Executive Officer of FytonBio, Inc. from May 2024 to October 2026 and will continue to serve as a member of its board of directors. Previously, from February 2022 to May 2024, Dr. Silberstein served as Chief Financial Officer of GentiBio, Inc., and from May 2020 to January 2022, served as Chief Financial Officer and Head of Business Development of Applied Therapeutics, a clinical-stage biopharmaceutical company formerly listed on Nasdaq. From 2018 to May 2020, Dr. Silberstein served as Senior Vice President of Corporate Business Development and R&D Strategy at Allergan plc, a pharmaceutical company. Prior to Allergan plc, Dr. Silberstein served as Executive Director and Senior Healthcare Analyst for J.P. Morgan Asset Management from 2015 to 2018, as Director, Portfolio Manager and Senior Healthcare Analyst at The Boston Company Asset Management, LLC from 2006 to 2014 and as Portfolio Manager, Vice President and Healthcare Analyst at Goldman Sachs Asset Management from 2000 to 2005.

Dr. Silberstein holds a Charted Financial Analyst designation. Dr. Silberstein received a Master of Business Administration in Finance from Columbia Business School, a Doctor of Medicine from Albert Einstein College of Medicine, and a Bachelor of Arts in Biology from Yeshiva University.

A copy of the press release announcing Dr. Silberstein’s appointment is attached hereto as Exhibit 99.1.

Incorporation by Reference

The information set forth in this Report on Form 6-K, excluding Exhibit 99.1, shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-286954) and Form S-8 (File No. 333-239871, File No. 333-256603, File No. 333-265684, File No. 333-279842, File No. 333-290195 and File No. 333-298369) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release – NovaBridge Biosciences Appoints Chuck Silberstein as Chief Financial Office

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NovaBridge Biosciences

By	:	/s/ Srishti Gupta
Name	:	Srishti Gupta
Title	:	Chief Executive Officer

Date: October 28, 2026